Filed by British American Tobacco p.l.c.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Reynolds American Inc.
Commission File No.: 001-32258

Form F-4 File No.: 333-217939

 Deutsche Bank Conference, June 2017    BRITISH AMERICAN TOBACCONicandro Durante – CEO  CONFIDENTIAL

Important notice  This presentation in relation to British American Tobacco p.l.c. (“BAT”) and its subsidiaries (collectively, the “BAT Group”) and Reynolds American Inc. (“Reynolds”) and its subsidiaries has been prepared solely for use at this presentation. The presentation is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any jurisdiction outside of the United States and the United Kingdom where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. The information contained in this presentation does not purport to be comprehensive and has not been independently verified. Certain industry and market data contained in this presentation has come from third party sources. Third party publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of accuracy or completeness of such data.Forward looking statementsCertain statements in this presentation regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this presentation. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Important notice  Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which may be obtained free of charge from the SEC’s website www.sec.gov, and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.bat.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this presentation, whether as a result of new information, future events or otherwise.  No statement in this presentation is intended to be a profit forecast and no statement in this presentation should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively. This presentation is an advertisement and does not constitute a prospectus or prospectus equivalent document. Investors should not make any investment decision based on this presentation.  A prospectus relating to the BAT ordinary shares to be issued in connection with the proposed acquisition of Reynolds American Inc. will be published in due course.Additional information and where to find itThis presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this presentation may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.  BAT has filed relevant materials with the SEC, including a registration statement on Form F-4 that includes a proxy statement of Reynolds that also constitutes a prospectus of BAT. The registration statement has not yet become effective and the proxy statement included therein is in preliminary form. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus, because they contain important information about the Proposed Transaction. Investors and security holders may obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000.Participants in solicitationThis presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2016 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and Reynolds’s annual report for the year ended 31 December 2016, which was filed on Form 10-K with the SEC on 9 February 2017 and Reynolds’s Form 10-K/A, which was filed with the SEC on 20 March 2017 (such filings by Reynolds, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties is also included in the materials that BAT has filed with the SEC in connection with the Proposed Transaction. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above. Non-solicitationThis presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  This presentation should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT Group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT Group.

Consistent growth in earnings and dividend  Dividends per shareCAGR:12%   * Growth @ constant currency  Earnings per share growth Average growth 2005 - 2016: 11% p. a.*

Our strategy continues to deliver  Augmented by strategic M&A in combustibles and NGP  Strong organic growth powered by GDBs and innovations  Further growth driven by NGP Portfolio & Geographic Expansion   RAI - on track for a transformational deal

BAT Share  Excellent market share growth powered by GDBs  GDB Share  Note: Reported Year-End Figures/ Independent Nielsen retail audit data / FMC Only/YTD April’17

CONTINUING TO DEPLOY INNOVATIONS WITH SPEED & SCALE  Driven by an innovation pipeline that is rich and growing  Innovation volume tripled 2016 vs 2010    Innovations | 1 in every 3 cigarettes sold    54% of GDB volume carries an innovation      CIGARETTE VOLUME      45bn  All Formats  130    28%  2016  Markets  baseline 2015   CAPSULE  94bn  All Formats  97      133%  2016  Markets  baseline 2015  TUBE  97bn  96    2016  Markets  baseline 2015    20%  SLIMMER  Demi,SL & SSFormat    44%  Demi      GDB VOLUME    Source: Company data

Differentiated strategy to win in NGPs

BRITISH AMERICAN TOBACCO

- SOCIAL CONSIDERATION AND HYGIENE
- FLAVOUR EXPERIENCES

VAPOUR by 2020*
£10bn+ industry value
53m+ consumers

THP by 2020
£9bn+ industry value
9m+ consumers

- TOBACCO TASTE AND SENSORIALS
- NICOTINE SATISFACTION

PROFILE OF VAPERS IN T12 MARKETS, %**


Never smoked
Returning ex-smoker
Converted ex-smoker
Smoker
2015
10
10
19
61
2016
12
10
23
55

DEMAND FOR TOBACCO FLAVOURS DECREASING


100%
50%
0%
2015
10%
12%
6%
20%
23%
28%
2016
13%
11%
7%
23%
21%
25%
Tobacco
Botanical
Fruit
Sweet (e.g. Caramel, Honey)
Beverages
Others

* Internal estimates; T25 markets, excluding US
**12 markets (incl. US) annual online consumer tracker

Source: E&Y ENDS report, January 2017

Vapour – BAT a market leader

- Vype is present in 10 markets globally
- Market leader in UK & Poland

BAT VOLUME SALES GROWTH Q1 '17 VS SPLY



+20%
+310%
-23%
+100%
+310%

Source: BAT volume pack sales sell out; Vype UK retail data from Nielsen; Vype online sales data from Ometria

VAPOUR SHARE IN RETAIL



Vype Q1 '16
Vype Q1 '17
10M / Chic Q1 '17
1
37.6%
27%
10.6%
7.5%
10.8%
1.3%
9.2%
1.7%
5.7%
2.7%
1
56.1%
50%
6.1%
3.1%

Source: Share in retail: UK Nielsen, all others estimate on shipment sales 6MMA basis

Strong volume and share growth across key vapour markets

SOLE USAGE  Source: CCC T-Point Purchaser Data N=60,000  Source: BLM Sendai Week 8  Tobacco Heating Products - Glo is exceeding expectations  OFFTAKE SHARE - SENDAI    Dec ’16  Jan ’17  Feb’ 17  Mar ’17   Apr ’17  Glo sole consumers(% of total Sendai smokers)  1.0%  2.0%  3.4%  4.0%  4.3%  Conversion rate(cigarettes to sole Glo usage)  40%  43%  50%  51%  53%  73%  63%  13%  6%  DEVICE PENETRATION  CONSUMER DISPOSITION  Based on CVS-B in Sendai  Based on total estimated device offtake and total adult smoker population in Sendai  7.9%  24%    AWARENESS  CONSIDERATION  TRIAL  REGULAR

THP – Glo roll-out on track    SOUTH KOREA (H2 2017)   July 3rd: Expansion to Tokyo / Osaka / Miyagi covering 25% of tobacco consumersBy end of 2017: National ExpansionNational awareness already at 25%  JAPAN (July 2017)    Launched in one of the biggest retailers nationwide       SWITZERLAND (April 2017)    CANADA (May 2017)  Launched in Vancouver   Launch announced for H2 2017

Strategic M&A augmenting growth in NGP & tobacco

BRITISH AMERICAN TOBACCO

NGPs

UK - VIP acquisition (VIP Premium Vaping and E-Liquids)
- Accelerated retail network expansion

UK - 10 Motives acquisition (Ten Motives Electronic Cigarette)
- Strengthened market position, together with Vype, BAT is now the market leader

Poland - CHIC acquisition (CHIC Group)
- Accelerated retail network expansion and leading market position

TOBACCO

Bulgaria - Bulgartabac acquisition (Bulgartabac – Open to the future)
- Market leading position of 40% in Bulgaria

Sweden & Norway - Winnington Holdings acquisition (Winnington)
- Unique White Snus product – EPOC - only growing Premium brand in Sweden and Norway

RAI - A transformational transaction  Creates stronger, truly global tobacco & NGP company    Direct access to the attractive US market  Balanced presencein high growth emerging markets and high profitability developed markets  Portfolio of strong, growing global brands  A truly global company in the fast-growing NGP category  At least $400m of annualised cost synergies anticipated by the end of third full year  EPS and DPS accretive in the first full year  Enhanced cash generation with increased access to a significant proportion of group cash flows  Continued commitment to BAT’s dividend policy with a payout ratio of at least 65%

Highly attractive US market  *Income defined as GDP per capita (‘000) / average pack price (US$)Source: Euromonitor, Global Insights, Company internal data    ONE OF THE BIGGEST TOBACCO MARKETS BY VOLUME…  …AND LARGEST OPEN MARKET BY VALUE…    …WITH LOW CIGARETTE PRICES RELATIVE TO INCOME*  Billion sticks 2015  Value $bn 2015  US CAGR2015 – 20E: (2.1)%  US CAGR2015 – 20E: 1.8%  2,490 228

RAI – On track for completion early Q3  SEC registration process expected to be completed shortlyShareholder documents expected to be published shortly Shareholder vote mid-JulyCompletion expected shortly thereafter

Current trading

- Trading in line with expectations
- Market share growth momentum continues: +10bps* YTD, on top of +50bps in 2016
- Profit growth expected to be weighted to the second half, due to:
  - Phasing of volume shipments
  - NGP investments
  - Marketing spend
- At current rates FX a 7% tailwind for translation on FY operating profit and 13% on H1 operating profit

* Nielsen Retail Audit, April 2017 YTD

The business is performing very well

One of the largest NGP businesses in the world   Last 5 years – consistent delivery for shareholders whilst also investing for the future  Corporate share up170 bps  GDB share up 530 bps  EPS +10%* average growth p.a. last 5 years    Portfolio Transformation  …While also investing in our future  DPS +6% CAGR last 5 years  * At constant rates of exchange $1bn

Deutsche Bank Conference, June 2017    BRITISH AMERICAN TOBACCO  CONFIDENTIAL